THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO
RULE 901 9(d) OF REGULATION S-T


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*


Versar, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 per share
(Title of Class of Securities)

925297103
(CUSIP Number)


(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X]
Rule 13d-1(b)
[ ]
Rule 13d-1(c)
[ ]
Rule 13d-1(d)


CUSIP No. 925297103


1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

First Union Corporation
56-0898180


2.
Check the Appropriate Box if a Member of a Group (See
Instructions)

(a)

(b)


3.
SEC Use Only


4.
Citizenship or Place of Organization
North Carolina


Number of Shares Beneficially Owned by Each Reporting
Person With


5.
Sole Voting Power            78

6.
Shared Voting Power          0

7.
Sole Dispositive Power       78

8.
Shared Dispositive Power     0


9.
Aggregate Amount Beneficially Owned by Each Reporting Person
78


10.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
Not Applicable.


11.
Percent of Class Represented by Amount in Row (11)
0.00%

12.
Type of Reporting Person (See Instructions)
Parent Holding Company (HC)


Item 1.

(a)Name of Issuer
Versar, Inc.


(b) Address of Issuer's Principal Executive Offices
6850 Versar Center

Springfield, VA  22151


Item 2.

(a) Name of Person Filing
 First Union Corporation


(b) Address of Principal Business Office or, if none, Residence
 One First Union Center
 Charlotte, North Carolina 28288-0137


(c) Citizenship
 North Carolina


(d) Title of Class of Securities
 Common Stock, Par Value $.01 per share


(e) CUSIP Number
 337358105


Item 3.
If this statement is filed pursuant to 240.13d-1(b) or 240.13d-
2(b) or (c), check whether the person filing is a:

(g)[X ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

Item 4.
Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned: 78.

(b)
Percent of class: 0.00%.

(c)
Number of shares as to which the person has:

(i)
Sole power to vote or to direct the vote 78.


(ii)
Shared power to vote or to direct the vote 0.


(iii)
Sole power to dispose or to direct the disposition of 78.


(iv)
Shared power to dispose or to direct the disposition of 0.




Item 5.
Ownership of Five Percent or Less of a Class


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[ ].


Item 6.
Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.


Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

First Union Corporation is filing this schedule pursuant to Rule 13d-1(b)(1)(ii)(G) as indicated under Item 3(g). The relevant subsidiary is First Union National Bank (BK). The First Union entity listed above holds the securities reported in a fiduciary capacity for its respective customers.

Item 8.
Identification and Classification of Members of the Group
Not Applicable.


Item 9.
Notice of Dissolution of Group
Not Applicable.

Item 10.
Certification

(a)
The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

09/26/2001
Date

Signature

Karen F. Knudtsen, Vice President & Trust Officer
Name/Title


This filing is solely intended to clarify the voting and/or ownership capacity relative to the subject securities. There have been no transactions in the reported security by Wachovia Corporation or by clients for whom Wachovia Corporation and/or its subsidiaries or affiliates hold such securities.